Exhibit 21.1

The GEO Group, Inc. Subsidiaries

The following is a list of the Company’s subsidiaries as of December 31, 2017 (except for certain subsidiaries that, in the aggregate, would not be a “significant subsidiary” as defined in Rule 1-02 (w) of Regulation S-X). Unless otherwise stated, the Company holds directly or indirectly 100% of the subsidiaries listed below.

B.I. Incorporated (CO)

Cornell Companies, Inc. (DE)

Cornell Corrections of Texas, Inc. (DE)

Correctional Services Corporation, LLC (DE)

CPT Operating Partnership L.P. (DE)

GEO Corrections and Detention, LLC (FL)

GEO Corrections Holdings, Inc. (FL)

WBP Leasing, LLC (DE)